

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2022

Mary Jane Raymond
Chief Financial Officer
II-VI INC
375 Saxonburg Blvd.
Saxonburg, PA 16056

> **Re: II-VI INC**
> **Form 10-K for the Fiscal Year Ended June 30 , 2021**
> **File No. 001-39375**

Dear Ms. Raymond:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30 , 2021

Consolidated Statements of Earnings (Loss), page 73

1. Please clarify whether amortization expense related to intangible assets is included in cost of goods sold. If not, please refer to SAB Topic 11:B and address the following:
    - Revise your cost of goods sold line item to clarify that it does not include amortization expense related to intangible assets and quantify the amount excluded; and
    - Revise your Management's Discussion and Analysis disclosures to remove any presentation or discussion of gross margin that excludes amortization of intangible assets.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Baker at 202-551-3691 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences